EXIM INTERNET GROUP, INC.

                            7683 SE 27th Street, #124
                         Mercer Island, Washington 98040
                        (866) 571-0200 fax (877) 571-9500
                         Email: furusholawoffice@aol.com


July 22, 2005                                         Via Fax (202) 772-9368



Securities and Exchange Commission
450 Fifth Street NW, Stop 4-5
Washington, D.C. 20539
Attn:  Mr. Jeffrey Gordon, Division of Corporate Finance

RE:  Form 8-K Item 4.01, filed June 22, 2005, File # 0-27825

Dear Mr. Gordon:

Please be advised that the Corporation has been setting up their operations office in Sofia, Bulgaria, and have not been easily accessible to request information from the previous auditor for the subsequent amended filing. That is the reason for the delay in responding to your request. Additionally, please be advised that I am responding to your letter as I was the interim Secretary and Director when the filing was submitted to the Securities and Exchange Commission on June 22, 2005. I resigned as Secretary and Director on June 23, 2005 due to the focus of their business operations being located outside of the United States of America.


1.       The date of the report has been revised to June 20, 2005.
2. The form has been amended to reflect that the former accountant was dismissed.
3. The Form 8-K has been amended regarding "going concern" disclosures and the letter from the previous auditor is enclosed as an exhibit regarding the accounting for the past two years.
4. The Form 8-K has been amended to reflect that there were no disagreements with the previous auditor to cover the period through June 20, 2005.
5. The Form 8-K has been amended to reflect the period through June 20 2005. 6. The Company will be filing its 10K with the audit report of Madsen & Associates, CPA's, Inc. 7. Pursuant to your request, a new letter has been obtained from the previous auditor.




Very truly yours,



Nicholas Alexander